Mail Stop 3561

March 18, 2009

Mr. Tong Liu
Chief Executive Officer
SOKO Fitness & Spa Group, Inc.
No. 194, Guogeli Street, Harbin,
Heilongjing Province, China 150001

      Re: **Soko Fitness & Spa Group, Inc.**
              Amendment No. 2 to Form S-1
              Filed February 17, 2009
              File No. 333-151563
              Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
              Filed October 24, 2008
              Amendment No. 1 to Form 10-K for the Fiscal Year Ended
                    May 31, 2008
              Filed February 17, 2009
              Amendment No. 1 to Form 10-Q for the Quarters Ended
                    November 30, 2008 and August 31, 2008
              Filed February 17, 2009
              File No. 333-132429

Dear Mr. Liu:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1.   We note the disclosure in your Current Report on Form 8-K filed with us on January 15, 2009 regarding your investor presentation on that date at the ICR XChange Conference at the St. Regis Monarch Beach Resort, Dana Point, California. Please provide us with your analysis regarding whether the presentation materials comply with Section 5 of the Securities Act of 1933. Please also explain to us any discrepancies between your disclosure and this presentation. For example, we note that information included on the "Company Snapshot" slide in the presentation is different from information included in your registration statement. We may have further comment.

Table of Contents

2.   It appears that your table of contents does not include all sections included in your
        prospectus. Please revise or advise. Refer to Item 502(a) of Regulation S-K.

Prospectus Summary, page 5

Background, page 6

3.   We reviewed the financial consulting engagement letter you filed as Exhibit 10.17
        to your registration statement in response to comment 33 in our letter dated
        October 3, 2008. The payments to E-Tech Securities Inc. you describe in the fifth
        paragraph under this heading and elsewhere in your registration statement are
        different from the amounts specified in section 9 of the financial consulting
        engagement letter. Please explain these discrepancies to us. If you amended the
        financial consulting engagement letter, please also file the amendment as an
        exhibit to your registration statement.

Forward-Looking Statements, page 14

Acquisitions, page 14

4.   Because the acquisitions described under this heading are no longer proposed,
        please move this disclosure to an appropriate place in your prospectus or tell us
        why it is not appropriate to do so.

Management's Discussion and Analysis or Plan of Operation, page 16

General

5.   We reviewed your response to comment 24 in our letter dated October 3, 2008 but
        were unable to locate your revised disclosure. Please describe your practices and
        those in your industry for managing your working capital needs, including a
        discussion related to your practices and those in your industry regarding deposits
        with and advances to suppliers.

6.   We reviewed your response to comment 10 in our letter dated October 3, 2008 but
        were unable to locate your revised disclosure discussing known material trends,
        demands, commitments, events, or uncertainties that will have, or are reasonably
        likely to have, a material impact on your financial condition, operating
        performance, revenues, or income, or result in your liquidity decreasing or
        increasing in any material way. We thus reissue this comment. In addition to the
        foregoing, please provide information about the quality and variability of your net

income and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Further, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company; and

- material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them

Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Background, page 16

7.	In the second paragraph under this heading, you state that you "acquired all of the outstanding shares of common stock of Wealthlink from the Wealthlink Shareholders in exchange for 13,300,000 shares of [your] common stock and cash." However, elsewhere in your registration statement, such as under the "Background" subsection on page 6, you disclose that you issued 10,725,000 shares to former Wealthlink shareholders and the Mr. Liu acquired directly 2,575,000 shares from two original shareholders of the company such that "following consummation of the reverse merger, Wealthlink Shareholders hold an aggregate of 13,300,000 shares of [your] common stock." Please revise or advise.

Our Business, page 16

8.	Under this heading, many of your qualitative and comparative statements do not cite reports or studies that support your statements. For example, in the second and third paragraphs you state:

- "Throughout China, the health and fitness market has experienced significant growth, with the top five operators in the country (representing a combined market share of 19.5%) experiencing a growth rate of about 35% from 2007 to 2008 alone;"

- "In Harbin and Shenyang, SOKO's areas of operation, SOKO currently has market shares of 16% and 6.5%, respectively;"

- "The growth potential in Harbin and Shenyang is substantial;"

- "According to publicly available research sources Harbin has a population of about six million, with 50,000 individuals currently being served in 42 fitness centers and Shenyang has a population of about 12 million, with 62,000 individuals currently being served in 45 fitness centers;"

- "With respect to the beauty and spa market, SOKO's market research shows that in its primary market, Harbin, SOKO has a market share of approximately 25-30% of the overall market, with a market share of about 50% of high end spas;" and

- "SOKO is the only multi-spa owner in the Northeast region of China."

These are only examples. Please disclose whether the foregoing statements as well as any similar statements included elsewhere in your prospectus, are based upon management's belief, industry data, reports, articles, or any other source. If a statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of the belief. Alternatively, if the information is based upon reports or articles, please cite the source in your disclosure and provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross referenced to your prospectus. Please include with your submission of these materials any necessary supporting schedules setting forth your analysis of the source material.

9. In the paragraph following the organizational chart under this heading, you state that your "facilities have become distinctive destinations that attract more than 12,000 members every year" and that your "members enjoy professional fitness, beauty salons and spa services …." Elsewhere in your prospectus, such as in the first paragraph under this heading, you state that you "currently maintain more than 12,000 fitness and yoga memberships and 18,000 beauty and spa memberships within two fitness and yoga clubs and seven spas located in the northeast region of China." Please clarify throughout your prospectus whether you have 12,000 members or 18,000 members and tell us, with a view toward disclosure, whether your beauty and spa centers require that customers be members prior to the provision of beauty salon and spa services.

10. In the second paragraph following the organizational chart under this heading, you state that you are "focused on generating revenue in three business segments: Professional Fitness and Yoga, Beauty and Spa, and Beauty School Operations" and that your "revenues are generated through basic membership fees, fees for [your] services, the sale of products that complement and supplement [your] services and the tuition [you] charge students." With a view toward disclosure, please tell us more about the benefits of membership and the structure of your fees. For example, at your fitness and yoga centers, please tell us whether customers pay a one time up-front initiation fee, monthly service fees and/or fees for each visit to a fitness or yoga center or attendance at each class. Please also

tell us whether at your beauty salons and spas members pay a one time up-front fee, monthly service fees and/or fees for each service performed.

Financing Needs, page 19

11.   Under this heading, you state that you believe that your "existing cash reserves and incoming cash from operations are sufficient to support annual growth of approximately 25% year over year." Please specify whether the 25% annual year over year growth you expect is in number of facilities, memberships or some other metric, such as gross sales, net sales, or net income. Please also quantify how long management anticipates 25% "year over year" annual growth.

12.   Please discuss in more detail under this heading, your heading "Liquidity and Capital Resources" on page 22 or in another appropriate place in your prospectus your "access to short-term lending facilities which may be used to support [your] organic growth in the future." For example, please provide the sources and terms of these lending facilities.

Results of Operations, page 19

13.   We reviewed the revisions to your disclosure in response to comment 19 in our letter dated October 3, 2008. Your disclosure should be further enhanced to provide a reader with insight into developments in your business which caused the changes in the various line items in your financial statements. The revised disclosure should enable the reader to view the results of your operations through the eyes of management. Please revise your discussions of changes in revenues, gross profit and operating expenses to sufficiently identify and quantity the effects of factors contributing to changes between periods. Please also discuss any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or income. Refer to Item 303 of Regulation S-K and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350. For example:

- In your discussions of revenues, you disclose that increases in beauty and spa revenues were driven by the increasing number of memberships and recognized revenues, opening two new facilities and relocation of the Kunlun facility and that increases in fitness and yoga revenues were driven by increases in membership revenue recognized and the acquisition of Letian. Please quantify the increases in revenues arising from increases in the price and/or number or volume of memberships sold, opening of new facilities and the acquisition of Letian for each period. In doing so, consider disclosing the number of memberships at the beginning and end of each period, the number

of new memberships added and the number of memberships cancelled or not
renewed and the amount or percentage increase in the price of memberships
between the periods presented. Also provide a separate analysis and
discussion of the causes for material changes in revenues from membership
fees, professional services, beauty and hair products and beauty school tuition
and other student costs for each period presented.

- Please provide a more informative analysis and discussion of gross profit and
  margin percentages for each period presented. It may be helpful to include an
  analysis and discussion of the reasons for changes in cost of products and
  overhead included in costs of sales, which together with an analysis of
  revenues from membership fees, professional services, products and other
  revenues, would facilitate an understanding of the reasons for the change in
  gross profit and margin percentages between periods presented.

- Please quantify the increases in amortization of leasehold improvements,
  rental expenses and other expenses related to increasing sales, costs of being a
  public company and the building up of your management team for each period
  presented, and describe the reasons for each of the changes. In addition, you
  should quantify the impact of the acquisition of Letian for each period
  presented and the effect of increases in costs attributable to growth in the
  number of locations you operate as a result of your expansion, including
  increases attributable to salaries and benefits, sales commissions and other
  costs.

14.   We reviewed the revisions to your disclosure in response to comment 20 in our
       letter dated October 3, 2008. It appears that the tax rates disclosed in your
       discussions of the income tax provision for each period presented are inconsistent
       with the disclosure in Note 10 to your financial statements. Please advise or
       revise. In addition, as previously requested, please include a discussion and
       analysis of significant changes in other income and expenses for each period
       presented. The discussion should identify and quantify the nature of significant
       items included in other income and expenses and reasons for significant changes
       between the periods presented. Please refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 22

Financing, page 22

15.   Please provide more detailed information regarding the loans described under this
       heading, including the use of the funds. For example, to the extent the proceeds
       of a loan were used for capital expenditures or acquisitions, please so state. In
       this regard, we note your disclosure regarding the source of funds for the Tai Ai

and Letian acquisitions disclosed under the heading "Capital Expenditures" on page 24.

Capital Expenditures, page 23

16.   We reviewed your response to comment nine in our letter dated October 3, 2008. Please revise your disclosure under this heading and elsewhere as appropriate to reflect the revisions you made under the heading "Acquisitions" on page 14.

17.   In the table following the second paragraph under this heading, the first two rows refer to "Loan" and "Financing." Please tell us the difference between these two sources of funds. If not otherwise disclosed under the heading "Financing" above, please include these amounts under that heading as well.

18.   We reviewed your response to comment 30 in our letter dated October 3, 2008 and your revised disclosure in the third paragraph under this heading and the table thereafter setting forth the store locations, type of modification and estimated cost. We note your general description of the types of expenditures you may incur. Please revise this table to add an additional column detailing the specific nature of the improvements at each store location. Please also disclose whether the store location will be accessible to your members during the modifications, the projected completion date for each store as well as any additional information as will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of these store locations.

19.   In addition, this table states that you expect to incur approximately $2.5 million related to new store outfitting at the Da Fu Yuan and Da Qing store locations. Please tell us, with a view toward disclosure, whether you have entered into new leases or contracts to acquire these locations, or if they are commonly referred to by a different name. If the former, please update your disclosure throughout to include these store locations or tell us why it is not appropriate to do so. If the latter, please revise under this heading to use the names for these store locations that you use elsewhere in your registration statement.

Business, page 27

Overview, page 27

20.   Portions of your organizational chart on page 28 are outside of the margins for letter-sized paper. While retaining your disclosure, please provide this chart in a more readable format. Refer to Rule 420 of Regulation C.

The Queen Group, page 29

21.   We reviewed your response to comment 29 in our letter dated October 3, 2008.
        To the extent not already included in your prospectus, please disclose the
        information you provided in response to this comment.

Financial Statements, page 43

Consolidated Statements of Changes in Stockholders' Equity, page F-4

22.   Please revise to include the number of shares of common stock issued in each of
        the transactions disclosed so that the aggregate number of shares outstanding at
        March 31, 2008 agrees to number of shares issued and outstanding as disclosed on
        the face of the consolidated balance sheet on page F-2.

23.   We note that you recognized the shares issued to advisors engaged in connection
        with the merger/recapitalization transaction at par value as a capital transaction.
        Please tell us why your accounting treatment complies with GAAP given that the
        transaction was accounted for a recapitalization of the operating company. It
        appears that transaction costs should be charged to expense at fair value of the
        shares issued. In your response, tell us the fair value of the shares issued and how
        you determined fair value.

24.   It appears that you did not acquire any assets or liabilities in the reverse merger.
        Please advise.

25.   We note that you separately presented warrants issued to private investors at fair
        value. Please tell us why this presentation is appropriate and, if so, why the
        proceeds from the private placement should not be allocated to common stock and
        warrants sold in the offering on a relative fair value basis. Also tell us why the
        fair value of the warrants issued to the placement agent is separately presented
        given that the warrants represent a cost of the offering.

Notes to Consolidated Financial Statements, page F-6

Note 1. Description of Business and Organization, page F-6

26.   We understand from your response to comment 40 in our letter dated
        October 3, 2008 that you have not recognized the payment made by the
        Wealthlink Shareholders to Mr. Syed Idris Husain upon the execution of a
        consulting agreement because the payment was made directly by the Wealthlink
        Shareholders. Please refer to Topic 1.B.1. and Topic 5.T. of the Compilation of
        Staff Accounting Bulletins and tell us your basis in GAAP for not recording the

consulting agreement and related capital contribution in your financial statements. Also, it is unclear from your disclosure whether the cash payment to Wealthlink shareholders disclosed in the second paragraph relates to the consulting agreement with Mr. Syed Idris Husain. Please advise and clarify your disclosure accordingly.

Note 2. Summary of Significant Accounting Policies, page F-7

27.   Please disclose your accounting policies for evaluating goodwill for impairment including those related to fair value measurements and identification of reporting units.

28.   We reviewed the revisions to your disclosure in response to comment 42 in our letter dated October 3, 2008. Please revise your disclosure regarding the types of costs included in cost of sales and selling, general and administrative expenses to clarify how you classify buying and occupancy costs, distribution costs, cost of products purchased and sold, including inbound freight costs, and the nature of direct labor and overhead costs included in inventory and cost of sales.

29.   We reviewed your response to comment 49 in our letter dated October 3, 2008. We also note that you did not recognize intangible assets apart from goodwill in the acquisition of Tai Ai disclosed in Note 9 on page F-28. Please tell us whether Letian and Tai Ai had any membership agreements or contracts and related customer relationships or lease agreements at the date of the acquisitions. If so, please tell us why these assets did not meet the criteria for recognition apart from goodwill. Refer to paragraphs 39 and A14 through A28 of SFAS 141. Also, as previously requested tell us the process you follow to identify intangible assets that should be recognized apart from goodwill based on the recognition criteria in paragraph 39 of SFAS 141. Please specifically address those assets that meet the contractual-legal criterion and those that meet the separability criterion and the facts and circumstances that support a conclusion that intangible assets should not be recognized apart from goodwill.

30.   We reviewed your response to comment 51 in our letter dated October 3, 2008. It appears that total consolidated assets used in your calculations to determine whether the acquisition of Letian met any of the conditions in paragraph (b) of Rule 8-04 of Regulation S-X differs from the amount included in your annual financial statements as of the end of your most recently completed fiscal year. It still appears to us that Letian may meet one of the conditions specified in paragraph (b) of Rule 8-04. Please provide us with revised calculations using total assets as of your most recently completed fiscal year in the tests required by Rules 8-04(b)(1) and (2) of Regulation S-X. Also provide the test required by Rule 8-04(b)(3) of Regulation S-X using your equity in income(loss) from

continuing operations before income taxes of Letian compared to your income
from continuing operations before income taxes for the most recently completed
fiscal year. If any of the conditions exceed the 20% level please provide the
financial statements of Letian for the periods specified in paragraph (c) of Rule
8-04 and the pro forma financial information required by Rule 8-05 of
Regulation S-X.

31.   We reviewed your response to comment 52 in our letter dated October 3, 2008. It
        appears that you have attributed the fair values assigned to net assets acquired to
        the independent third party as an expert rather than to management giving
        consideration to the valuation services performed by the independent third party.
        As such, we believe that you should either name the third party expert and file the
        consent required by Item 601(b)(23) of Regulation S-K or revise your disclosure
        to clearly attribute the valuation of the assets and liabilities of Letian to
        management giving consideration to the valuation services provided by the
        independent third party. Please do so or otherwise advise. Similar revisions
        should be made to other portions of the document where you refer to independent
        third parties. Refer to Question 141.02 of our Compliance and Disclosure
        Interpretations of Securities Act Sections available at
        http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, Rule 436(b) of
        Regulation C and Section 7(a) of the Securities Act of 1933.

32.   We note from your response to comment 52 in our letter dated October 3, 2008
        that the independent third party used a cost approach to estimate the fair values of
        net assets acquired. Please tell us why the cost approach is the appropriate
        valuation method to use under the circumstances.

Note 10. Taxes, page F-13

33.   We note that you have not recognized a deferred tax liability for temporary
        differences related to investments in foreign subsidiaries. Please disclose why
        you believe the subsidiaries will invest undistributed earnings indefinitely or that
        the earnings will be remitted in a tax-free liquidation. Also disclose the amount
        of the unrecognized deferred tax liability for temporary differences related to
        investments in foreign subsidiaries that are essentially permanent in duration or
        disclose that a determination of the liability is not practicable. Refer to
        paragraphs 31 and 44 of SFAS 109.

Note 13. Segment Reporting, page F-15

34.   Please disclose revenues for each product or service or each group of similar
        products and services. At a minimum we would expect you to disclose revenues
        from membership fees, professional services, sale of beauty and hair products and

tuition. If providing the information is impracticable, please disclose that fact. Refer to paragraph 37 of SFAS 131.

Note 14. Stockholders' Equity, page F-15

A. Issuance of Common Stock, page F-15

35.   Please tell us the items and their amounts included in other issuance expense of the private placement.

Note 16. Earnings Per Shares, page F-16

36.   Please disclose for each year presented securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive. Refer to paragraph 40 of SFAS 128.

37.   You disclose that you compute the weighted-average number of common shares outstanding in accordance with SFAS 141R. Similar disclosure is included on page F-33. You also disclose on page F-26 that you have adopted SFAS 141R. Yet, SFAS 141R should be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and earlier application is prohibited. Please advise or revise your disclosures accordingly.

Note 17. Commitments and Contingencies, page F-17

1) Commitments, page F-17

38.   We reviewed your response to comment 58 in our letter dated October 3, 2008. As previously requested, please disclose rent expense for each year presented. Refer to paragraph 16.c. of SFAS 13.

2) Contingencies, page F-18

39.   We reviewed your response to comment 53 in our letter dated October 3, 2008. We view the agreement to release shares to management placed in escrow in connection with an offering upon the achievement of performance criteria as a separate compensatory arrangement. Given that the purpose of the escrow agreement was to reduce shares held by management in the event that certain performance criteria were not met, it appears that the private placement holders have, in substance, awarded a performance option to management, and that the option should be accounted for as share-based payment arrangement. Refer to

paragraph 11 of SFAS 123(R). Please tell us whether any shares have been released from escrow as a result of achieving performance targets in fiscal 2008. Also tell us the probable outcome of the performance conditions at each balance sheet date, the grant-date fair value per share option (and related assumptions used to estimate fair value) and the compensation cost that would be recognized for each period presented assuming the escrow arrangement is accounted for as a share-based payment award. Refer to paragraphs 19 and A105-A110 of SFAS 123(R).

40.   We reviewed your response to comment 59 in our letter dated October 3, 2008. Please tell us the facts and circumstances that support your determination that no indemnifications and guarantees have been put in place despite the indemnification provisions and guarantees contained in agreements to which you are a party.

Note 18. Restatement, page F-18

41.   We reviewed your response to comment 45 of our letter dated October 3, 2008 and the disclosures provided in accordance with SFAS 154. Please tell us whether there are any differences between non-refundable membership fees and initial non-refundable member fees, and related revenue recognition policies.

42.   We note that the restatement had an effect on reported amounts of property, plant and equipment, goodwill and minority interest. Please tell us the accounting errors that resulted in the restatement of these items. If your disclosure of the accounting errors does not describe the nature of each error, please revise your disclosure accordingly. Also, we note that the restatement had an effect on operating, investing and financing cash flows. Please disclose the effect of the error corrections on each line item in the statements of cash flow as well.

Notes to Condensed Consolidated Financial Statements, page F-23

Note 6 – Property and Equipment, page F-28

43.   Please revise the table for the year ended March 31, 2008 to agree to the balance sheet on page on page F-20.

Note 14 – Stock Options, page F-31

44.   Please disclose the exercise price, as opposed to the grant-date fair value, of the stock options used in estimating the fair value of the options. Also disclose the grant-date fair value of the equity award.

Item 15. Recent Sales of Unregistered Securities, page II-1

45.   Please disclose the stock options issued to the independent director described in Note 14 to your interim financial statements on page F-31.

Item 16. Exhibits, page II-2

46.   Please file the consent of Bagell Josephs, Levine & Company as indicated in Exhibit Number 23.1.

Item 17. Undertakings, page II-3

47.   Please include the undertaking required by Item 512(h) of Regulation S-K.

Form 10-K/A for Fiscal Year Ended May 31, 2008

General

48.   Please address the comments above to the extent applicable.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting

49.   Please include the statement required by Item 308T(a)(4) of Regulation S-K in future annual report filings.

Form 10-Q/A for Fiscal Quarters Ended November 30, 2008 and August 31, 2008

General

50.   Please address the comments above to the extent applicable.

Item 4(T). Controls and Procedures

51.   The conclusion of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures should specifically state whether disclosure controls and procedure were effective or ineffective as of the end of the period covered by the report. Please revise. Refer to Item 307 of Regulation S-K.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brian S. North, Esq.
        Buchanan, Ingersoll & Rooney, PC
        (215) 665-8760